Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED

FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Year Ended December 31,
	2005		2006		2007		2008		2009
	($ in thousands)
Pre-tax income from continuing operations	$39,027		$101,136		$43,998		$168,434		$88,174
Fixed charges and preferred dividends	3,465		11,761		14,677		21,853		35,696
Amortization of capitalized interest	—		7		87		149		404
Interest capitalized	—		(968)		(1,622)		(1,666)		(4,576)
Preferred dividends	—		—		—		—		—

Total adjusted earnings available for payment of fixed charges	$42,492		$111,936		$57,140		$188,770		$119,698

Fixed charges and preferred dividends

Interest expense	$1,999		$9,783		$12,119		$18,128		$28,143
Interest capitalized	—		968		1,622		1,666		4,576
Amortization of debt-related expenses	1,175		556		482		1,590		2,504
Rental expense representative of interest factor	291		454		454		469		473
Preferred dividends	—		—		—		—		—

Total fixed charges and preferred dividends	$3,465		$11,761		$14,677		$21,853		$35,696

Ratio of earnings to fixed charges	12.3	x	9.5	x	3.9	x	8.6	x	3.4	x
Ratio of earnings to combined fixed charges and preferred dividends(1)	12.3	x	9.5	x	3.9	x	8.6	x	3.4	x

(1)	The ratio of earnings to combined fixed charges and preferred dividends is the same as the ratio of earnings to fixed charges because no shares of preferred stock were outstanding during those periods.